SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: October 25, 2004	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1 Press Release

Exhibit 1.1

Contact:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD 886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. The Ruth Group David Pasquale +646-536-7006 dpasquale@theruthgroup.com

ChipMOS TECHNOLOGIES Schedules Third Quarter 2004 Results Conference Call

Hsinchu, Taiwan, October 25, 2004 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq: IMOS) today announced that it will hold a conference call with investors and analysts at 7:00PM EST on November 10 in New York to discuss financial results for the Company’s third quarter 2004 and its outlook for the fourth quarter.

The Company currently expects revenue for the third quarter ended September 30, 2004 to be approximately US$116 million, with net income of approximately US$0.17 per diluted share. The Company currently expects revenue for the fourth quarter ending December 31, 2004 to be approximately flat to up 3 percent sequentially compared to the third quarter of 2004.

The news release announcing the third quarter 2004 results will be disseminated after 4:00PM EST on November 10, 2004 in New York.

The call may be accessed by dialing 973-582-2706 and referencing confirmation code 5245523. The playback will be available approximately one hour after the conclusion of the conference call and is accessible by dialing 973-341-3080 and referencing confirmation code 5245523. The Company will also webcast the conference call live on its website www.chipmos.com.tw.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.